UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Information Contained in this Form 6-K Report

Entry Into Five-Year Networking Integration Agreement for Indonesia AI Computing Infrastructure

Agencia Comercial Spirits Ltd (the “Company”) announced that its subsidiary has entered into a five-year networking integration technical services agreement with an independent service provider in connection with the Company’s planned AI computing infrastructure deployment in Indonesia. The entry into this agreement marks a critical operational milestone as the Company continues to scale its AI computing infrastructure business in parallel with its existing established whisky operations. Under the agreement, which carries fixed technical service fees totaling US$10.0 million during the five-year period, the service provider will deliver networking resource access and sharing, network planning and deployment, system integration and interconnection, network-wide connectivity, and ongoing maintenance support, with certain infrastructure and operating costs separately determined based on actual usage.

Operating alongside the Company’s established premium whisky operations, this development forms part of the continuing build-out of the Company’s AI computing infrastructure initiative launched in February 2026, a strategic undertaking now recognized as a co-primary business line. This initiative builds upon previously announced arrangements relating to data center construction, land, power supply, network infrastructure procurement, and technical support, as well as a separate customer agreement in the digital financial services sector. Meanwhile, because the agreement is an infrastructure and technical services arrangement rather than a customer revenue contract, it does not by itself guarantee successful project completion, operational capacity, customer utilization, or the generation of revenue, profitability, or positive cash flow from the project.

Mr. TSAI Yi-Yang, CEO of Agencia, noted that the agreement represents another step in executing the initiative and building the infrastructure and operational capabilities needed to develop AI computing and cloud-based services as a significant part of the Company's future business. While the whisky business represents the Company's historical revenue base, the AI computing initiative is a co-equal strategic priority and principal business operation that is not an ancillary or exploratory venture. Management additionally believes that the planned infrastructure deployment, if successfully implemented, may provide an opportunity to participate in demand for AI computing capacity and related services in Southeast Asia, though the strategy remains subject to significant business, operational, financing, construction, technology, regulatory, customer demand, and execution risks.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intend”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated August 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: August 12, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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